UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of December, 2020
Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.
(Translation of registrant’s name into English)

Avenida Thomas Edison 2701
C1104BAB Buenos Aires
Republic of Argentina
+54 (11) 4317-5000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☒

CENTRAL PUERTO S.A.

TABLE OF CONTENTS

Item
1.	English translation of a notice submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) dated December 18, 2020

City of Buenos Aires, December 18, 2020

COMISIÓN NACIONAL DE VALORES (“CNV”)
Office of Listed Companies
25 de Mayo 175
City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)
Sarmiento 299
City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO (“MAE”)
San Martin 344
City of Buenos Aires

Ref.: Central Puerto S.A. – Partial payment and refinancing of debt under the terms of Communication “A” 7106 of the Central Bank of the Republic of Argentina (“BCRA”). Extension of the period of the Forbearance Agreement

Ladies and gentleman:

I am pleased to address you, in my capacity as Deputy Head of Market Relations of Central Puerto S.A. (the “Company”), located at Avenue Thomas Edison 2701, City of Buenos Aires, in relation to the Relevant Fact notice published on December 14, 2020 by the Company.

In the mentioned notice, it was reported that the Company had subscribed with Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC. a forbearance agreement (the “Forbearance Agreement”) by means of which the creditors had agreed not to take any judicial or extrajudicial action to claim their collection rights under the Loan until December 21, 2020, and the Company had to make the payment of 40% of the principal amortization (plus the corresponding interest for the days elapsed) on or before December 18 of the current year.

Regarding the Forbearance Agreement, we inform that the parties of the Loan have signed an amendment and waiver to forbearance agreement by means of which they extend both periods (the original waiting period and the deadline for making the payment of 40% of the principal amortization together with its interests) on or before December 22, 2020.

Without further news, I remain sincerely Yours,

Osvaldo Pollice
Deputy Head of Market Relations
CENTRAL PUERTO S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: December 18, 2020	By:	/s/ OSVALDO POLLICE
	Name:	Osvaldo Pollice
	Title:	Attorney-in-Fact